Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

November 19, 2014

Voya Investment Management

Client Talking Points - DRAFT

Voya Global Resources Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	March 6, 2015	Voya Global Resources Portfolio	Voya Global Value Advantage Portfolio

The Board of Trustees (the “Board”) of Voya Global Resources Portfolio (the “Global Resources Portfolio”) and Voya Global Value Advantage Portfolio (“GVA Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the Voya Global Resources Portfolio is required before the Merger may take place.

▪	What is happening?
o	On September 12, 2014, each Portfolio’s Board approved a proposal to merge Voya Global Resources Portfolio into Voya Global Value Advantage Portfolio.
o	Shareholders of Global Resources Portfolio will be sent a combined proxy statement and prospectus on or about January 14, 2015.
o	A shareholder meeting will be held on or about February 17, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about March 6, 2015
o	Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to Global Resources Portfolio and Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to GVA Portfolio. If the Merger is approved, shareholders in the Global Resources Portfolio will become shareholders in GVA Portfolio as of the close of business on or about March 6, 2015.
o	A prospectus supplement was filed on or about October 8, 2014 to notify shareholders of the changes.

November 19, 2014

Client Talking Points

▪	Why is the Merger proposed?
o	Directed Services, LLC (“DSL”), the investment adviser to Global Resources Portfolio (the “Adviser”) and its affiliates are conducting a comprehensive review of the mutual funds offered within the Voya mutual funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the Voya mutual funds complex.
o	The Adviser’s desire to transition away from sector specific strategies.
o	Similarities in investment objectives of each portfolio.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	Global Resources Portfolio	Global Value Advantage Portfolio
Investment Objective	The Portfolio seeks long-term capital appreciation.	The Portfolio seeks long-term capital growth and current income.

▪	What is the experience of the Voya Investment Management Team?

GVA Portfolio is managed by the Voya IM team of Christopher Corapi, Vincent Costa, Martin Jansen, David Rabinowitz, and James Ying.

Christopher F. Corapi

Portfolio Manager

Mr. Corapi, Portfolio Manager and Chief Investment Officer of equities, joined Voya IM in February 2004. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Vincent Costa, CFA

Portfolio Manager

Mr. Costa, Portfolio Manager and Head of Quantitative Equity Research, is responsible for leading the portfolio implementation effort for all equity index funds and enhanced index funds. Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity. Prior to joining Voya IM, Mr. Costa was with Merrill Lynch Investment Management, where he worked for seven years in quantitative equity leadership positions. Most recently, he served as managing director and head of their quantitative investments organization where he had overseen some $60 billion in assets across 70 funds. Prior to that, Mr. Costa worked at Bankers Trust Company as a senior portfolio manager, managing global index and enhanced index products.

November 19, 2014

Client Talking Points

Martin Jansen

Portfolio Manager

Mr. Jansen, Portfolio Manager, has primary responsibility for the International Value Strategy. Mr. Jansen was previously responsible for managing the transition of the U.S. equity trading facility and U.S. equity assets from ING Investment Management The Hague to Voya IM. He joined Voya IM in 1997 as senior manager to co-manage U.S. equity portfolios and was named head of the U.S. equity team in 1999. Prior to joining Voya IM, Mr. Jansen was responsible for the U.S. equity and venture capital portfolios at a large corporate Dutch pension fund.

David Rabinowitz

Portfolio Manager

Mr. Rabinowitz, Portfolio Manager, also serves as Head of International Equity and Director of Equity Research. Mr. Rabinowitz joined Voya IM in January 2008. He was employed by JPMorgan from May 2002 to November 2007 where he held several equity leadership positions. Most recently, he served as director of emerging markets equity research, and before that, was the director of global sector research. Previously, he was a global consumer strategist at UBS Warburg and prior to that, he was a U.S. equity analyst for Smith Barney and Sanford C. Bernstein & Company.

James Ying, CFA

Assistant Portfolio Manager

Mr. Ying, Assistant Portfolio Manager and quantitative analyst for U.S. equities, joined Voya IM in 2011. Prior to joining Voya IM, Mr. Ying was a quantitative analyst with Piedmont Investment Advisors from 2009 to 2011, Numeric Investors from 2006 to 2009, and Goldman Sachs Asset Management from 2000 to 2006.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya IM toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Voya Global Resources Portfolio with and into Voya Global Value Advantage Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

November 19, 2014

Client Talking Points

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID – 11023